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STEPHEN T. COHEN

stephen.cohen@dechert.com
+1 202 261 3304 Direct
+1 202 261 3024 Fax
December 10, 2010
VIA EDGAR
Ms. Valerie Lithotomos
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Schwab Investments (the “Registrant”) File Nos. 033-37459, 811-06200
Dear Ms. Lithotomos:
This letter responds to comments that you provided to me in a telephonic discussion on November 15, 2010, with respect to Post-Effective Amendment No. 88 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 on September 24, 2010 (“Registration Statement”). We have reproduced the comments below, followed by the Registrant’s responses.
1.	Comment: Please remove from the fee table, the footnotes to the fee table and the expense example information regarding a fund’s contractual expense limitation unless such expense limitation will be in place for at least one year from the date of the prospectus.

Response: Form N-1A provides that a fund’s fee table may not reflect an expense limitation agreement unless such expense limitation agreement will reduce the fund’s operating expenses for no less than one year from the effective date of the fund’s registration statement. Form N-1A further provides that the fund must disclose the period for which the expense limitation agreement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. The SEC release adopting the summary prospectus amendments to Form N-1A (“Adopting Release”) states that a fund’s fee table may not reflect an expense limitation agreement if such agreement may be terminated without
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agreement of the fund’s board of directors (e.g., unilaterally by the fund’s investment adviser) during the one-year period.[1]

Importantly, however, Form N-1A and the Adopting Release permit a fund to reflect in its fee table an expense limitation agreement even though such expense limitation agreement may be terminated with the approval of the fund’s board during the one-year period. In fact, the Adopting Release advises funds to supplement their prospectuses if, in fact, the expense limitation agreement is terminated prior to the end of the one-year period. Taken together, Form N-1A and the Adopting Release give more significance to (a) whether the expense limitation agreement can be unilaterally terminated without agreement of the fund’s board of directors and (b) whether the fund expects the agreement to continue for no less than one year from the date of the registration statement, than to the stated termination date of the expense limitation agreement, if any.

The terms of each fund’s contractual expense limitation agreement provide that such expense limitation agreement will continue for so long as the fund’s investment adviser serves as the investment adviser to the fund. Further, each fund’s agreement may only be amended or terminated with the approval of the fund’s Board of Trustees. We believe it is consistent with Form N-1A and the Adopting Release to include a fund’s expense limitation in the fund’s fee table because, absent extraordinary circumstances (i.e., the adviser no longer serving as the adviser to the fund), the expense limitation will reduce the fund’s operating expenses for no less than one year from the effective date of the fund’s registration statement and the expense limitation agreement can only be terminated with the approval of the fund’s Board of Trustees. Moreover, each fund’s expense limitation agreement is intended to continue for the life of the fund (i.e., a permanent waiver) and, therefore, each fund currently expects its expense limitation agreement to continue for the life of the fund unless earlier terminated with the approval of the Board.

In addition, we believe it is consistent with Form N-1A and the Adopting Release to reflect such expense limitations in the funds’ example numbers for the full ten-year period because the Adopting Release makes clear that a fund may reflect its expense limitations in the example numbers for the periods for which the expense limitation is expected to continue. As stated above, each fund currently expects its expense limitation agreement to continue for the life of the fund unless earlier terminated with the approval of the Board.

[1]	Enhanced Disclosure And New Prospectus Delivery Option For Registered Open-End Management Investment Companies, SEC Release No. IC-28584 (January 13, 2009).

2.	Comment: Please include standard Tandy representation language.

Response: The Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.
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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,
/s/ Stephen T. Cohen
Stephen T. Cohen

cc:	Christine M. Pierangeli — Corporate Counsel, Charles Schwab & Co., Inc. Douglas P. Dick — Dechert LLP

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